Mayer Brown LLP 350 South Grand Avenue 25th Floor Los Angeles, California 90071-1503

July 15, 2011	Main Tel +1 213 229 9500 Main Fax +1 213 625 0248 www.mayerbrown.com

VIA EDGAR

Christian Windsor

Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nara Bancorp, Inc.

Amendment No. 1 to the Registration Statement on Form S-4

Filed June 3, 2011

File number 333-173511

Form 10-K for the Fiscal Year Ended December 31, 2010

Form 10-Q for the Quarter Ended March 31, 2011

File number 0-50245

Center Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Form 10-Q for the Quarter Ended March 31, 2011

File number 0-50050

Dear Mr. Windsor:

This letter responds on behalf of Nara Bancorp, Inc. (“Nara”) and Center Financial Corporation (“Center”) to the Staff’s letter dated June 21, 2011 with respect to the above referenced filings, including the Registration Statement on Form S-4 (as it may be amended or supplemented, the “Registration Statement”). Set forth below are Nara’s and Center’s responses to the Staff’s comments. Concurrently with the filing of this letter, Nara and Center are submitting (via EDGAR) Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects changes made to the Registration Statement in response to the Staff’s comments. Courtesy copies of this letter and Amendment No. 2 (marked to show the changes to the Registration Statement) are also being submitted to the Staff concurrently herewith.

Nara’s and Center’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments in bold face text, with Nara’s and Center’s response immediately following each Staff comment.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Christian Windsor

July 15, 2011

General Comments

1.	We note your response to prior comment 24. Please revise your analysis to specifically address how Nara and Center concluded that the projections provided by Center to Nara are not material non-public information to investors. Alternatively, revise the S-4 to include the information regarding which you cannot provide such a conclusion.

Response:

In the course of their respective due diligence examinations, Center and Nara each provided copies of their 2010 internal business plans to the other. The business plans had been prepared in the early part of 2010, and it was apparent at the time they were provided to the respective companies in October that actual full year 2010 results of operations for both companies would be materially different from the projected results indicated in their business plans. The projected results of operations included in the respective business plans were not given substantial weight by either party in the course of their assessment of the desirability of the merger or in the negotiation of the exchange ratio for the merger due, among other things, to the fact that actual results through the third quarter of 2010, which is the period that immediately preceded commencement of Nara’s and Center’s negotiations relating to the merger, were materially different than those projected in the companies’ respective business plans. In addition, Center’s business plan projections did not contemplate the FDIC-assisted acquisition of approximately $220 million in assets and assumption of liabilities of Innovative Bank with related FDIC loss sharing agreements that Center completed in April 2010. Also, Nara’s business plan projections did not contemplate the bulk sale of approximately $61 million of problem assets completed by Nara in the quarter ended September 30, 2010.

As discussed with David Lyon of the Staff in the conference call on Monday, June 27, participated in by the undersigned and representatives of Nara, Center and Center’s counsel, Morrison & Foerster LLP, Nara and Center believe, taking the foregoing into account, that the projections contained in their respective 2010 business plan documents are not material to investors and, in particular, are not material to the voting decisions that the stockholders of Nara and Center are being called upon to make in connection with the merger transaction or any of the other proposals to be presented at their respective annual meetings. Nara and Center further believe that it would not be appropriate to suggest or imply that either of them continue to place any reliance on those projections. Based on our discussion of the Staff’s views with Mr. Lyon during the conference call and in previous communications, however, Nara and Center have decided to acquiesce to the Staff’s position and include a summary of the projections in the Registration Statement, together with a summary of the relevant factual circumstances and appropriate cautionary language. Accordingly, the Registration Statement has been revised to include such a discussion of the above referenced projections. See page 38.

2.	We have reviewed your response to prior comment 3 and are not able to agree that the report by the member of the “big four” regarding each of the party’s loan losses and a subsequent valuation of Center’s assets was not an opinion, report or appraisal as contemplated by Item 1015 of Regulation MA. Please provide the information called for by Item 4(b) of Form S-4.

Response:

In connection with their respective merger due diligence examinations, Nara and Center each wanted to gain an understanding of the credit review functions and loan loss reserve methodologies employed by the other. The senior credit executives of each company discussed their loan loss reserve methodologies and other topics relating to lending operations with their respective counterparts. Neither company, however, believed that it had sufficient internal resources, including senior lending staff availability, to review individual loan files or to conduct due diligence on the credit review functions and loan loss reserve methodologies of the other company within the limited time available to conclude the terms of a merger. The companies therefore decided to engage an independent firm (the “Firm”) to assist in focused due diligence efforts on a joint basis and to bear the costs of such engagement equally.

Mayer Brown LLP

Christian Windsor

July 15, 2011

The Firm was selected jointly by Nara and Center for due diligence assistance because they believed it had substantial experience in reviewing loan files in the context of assisting in due diligence reviews, as well as an understanding of loan loss reserve accounting methodologies, and because it was a large firm that would have sufficient resources available to provide the requested due diligence assistance in a short period of time. In addition, the Firm had not provided services to Nara or Center or had any material relationship with either company within the preceding two years and was therefore regarded as independent by both companies. The services performed by the Firm were advisory in nature and were performed in accordance with the AICPA standards on consulting services.

Pursuant to procedures agreed upon by Nara and Center, the Firm reviewed loans from each company that were selected by the other company. The Firm gathered specified categories of information requested by Nara and Center, including updating certain information, about the selected loans and the collateral for those loans. Using each company’s stated internal loan classification and risk rating criteria, together with updated information, the Firm then validated the loan classification or risk ratings that had been assigned by that company to its loans that had been selected by the other company for review. For certain loans, the Firm also recalculated the loan loss reserve based on the stated internal loan loss reserve calculation methodology of the company owning the loan. The Firm was also requested to document the loan loss reserve methodologies used by each company and to identify any differences between such methodologies.

The Firm’s report, which was delivered to both Nara and Center, documented the procedures followed by the Firm, summarized the information it had compiled and provided requested descriptions of the loan loss reserve methodologies used by Nara and Center, identifying those differences that had been noted by the Firm. With respect to the services described in the preceding paragraph, the Firm’s report did not indicate any recommendations for change that either Nara or Center considered material.

Nara and Center consider the services performed by the Firm as being similar in kind, although more limited in scope, to due diligence assistance services often provided by accounting firms in similar transactions. As such, Nara and Center believe the services provided by the Firm were helpful to the respective companies in conducting and documenting a portion of the due diligence process for their contemplated merger, but the Firm’s report of its services was not used in connection with determining the exchange ratio for the merger or any other term of the merger transaction.

In light of the foregoing, Nara and Center believe that neither the fact that the Firm was engaged to perform the services described above nor its report constitute material information required to be disclosed to the stockholders of either company. Accordingly, the Registration Statement has been revised to remove all references to the Firm and the services the firm provided for Nara and Center in connection with their respective due diligence examinations.

Mayer Brown LLP

Christian Windsor

July 15, 2011

Regulatory Approvals…, page 6

3.	Please revise to disclose that while you believe you will obtain these approvals, you expect the approval process to take longer than normal because of the financial problems at both companies. We note the related risk factor on page 19.

Response:

The Registration Statement has been revised to clarify that (a) although Nara and Center have each reported profits in recent quarters, both companies have had significant quarterly losses in recent years and have been subjects of informal regulatory action, and (b) to obtain the requisite regulatory approval of the merger, Nara and Center must provide adequate information to the regulatory authorities demonstrating, among other considerations, that both companies have satisfactorily addressed the issues raised by the bank regulatory authorities. The revision further states that Nara and Center anticipate that this will result in a longer than normal regulatory approval process. See page 6.

4.	Where appropriate, please disclose that these approvals will not be fully obtained when shareholders of Nara and Center vote. Disclose that even if shareholders approve the transaction it may not be acceptable to your regulators, or they may require unacceptable terms.

Response:

The Registration Statement has been revised to include a statement that Nara and Center do not expect to receive the required regulatory approvals to consummate the merger prior to the date on which their respective stockholders will meet to vote upon the merger, and that the merger likely will not be completed before the fourth quarter of 2011. As previously mentioned, the Registration Statement has been further revised to clarify that, notwithstanding stockholder approval of the merger, the merger may not be acceptable to the applicable regulators unless and until Nara and Center provide adequate information to such regulators demonstrating, among other considerations, that both companies have satisfactorily addressed the issues raised by such regulators. See page 6.

Mayer Brown LLP

Christian Windsor

July 15, 2011

5.	Revise this section, or provide a separate section in the summary to discuss your planned capital raising transaction and to explain that you believe that regulatory approval will be conditioned upon a successful capital raising transaction.

Response:

The Registration Statement has been revised to clarify that it is likely that one or more of the merger approvals being sought from the companies’ regulators will be conditioned upon raising additional capital for the combined company. The Registration Statement has been further revised to provide additional detail with respect to the factors that will be considered by Nara and Center in determining the amount of the contemplated offering. See pages 7 and 70.

Expected Timing of the Merger, page 6

6.	Please revise to clarify that there is no limit to the length of time the transaction can be extended if both parties agree.

Response:

Under the terms of the original merger agreement, either Nara or Center could terminate the merger agreement if the merger were not completed on or before July 31, 2011, which date could be extended by either party to November 30, 2011 if the only condition to the completion of the merger that was not satisfied as of July 31, 2011 was receipt of any required regulatory approval and the satisfaction of that condition remained reasonably possible.

This termination provision has been amended pursuant to a second amendment to the merger agreement entered into between Nara and Center on July 6, 2011. The second amendment provides that either Nara or Center may terminate the merger agreement if the merger is not completed on or before November 30, 2011. The right to terminate for failure to close by July 31 has been eliminated.

The Registration Statement has been revised to reflect the foregoing amendment to the merger agreement, and to state that the merger agreement may also be extended beyond November 30, 2011 to “any date” selected by mutual agreement of Nara and Center. See pages 6, 7, 82 and 83.

Mayer Brown LLP

Christian Windsor

July 15, 2011

Litigation Relating to the Merger, page 8

7.	Please provide us additional detail regarding the class action lawsuit, including as much detail as possible regarding the plaintiff’s allegation that Center’s Board violated its fiduciary duty. Also, provide as much detail as possible about the allegations against Nara as having aided Center’s Board in their breach. Revise your disclosure to identify the amount of compensatory damages sought.

Response:

The Registration Statement has been revised, beginning on page 74, to provide additional details regarding the allegations contained in the purported class action lawsuit. In addition, pages 9 and 75 of the Registration Statement have been revised to state that the complaint seeks compensatory or rescissionary damages in an unspecified amount.

Nara Annual Meeting, page 8

8.	Pursuant to prior comment number 9, please disclose the number and percentage of Nara shares owned by your principal, outside shareholders and any anticipated vote for or against the merger by this group.

Response:

The Registration Statement has been revised to include the number and percentage of shares owned by Nara’s and Center’s principal stockholders, and that Nara and Center are not aware of how such shareholders will vote with respect to the approval of the merger. See pages 24 and 27.

Center Annual Meeting, page 9

9.	Please summarize the vote approval required of the U.S. Treasury. If the Treasury has given any indication whether it will permit the preferred share exchange contemplated by the transaction, please disclose.

Response:

The Registration Statement has been revised to clarify the approval vote required from the U.S. Treasury. See page 10. The U.S. Treasury has not given any indication whether it will permit the preferred share exchange contemplated by the transaction. See page 27. The U.S. Treasury has simply noted in conversations with Nara’s legal counsel that it does not have any contractual right to object to such exchange so long as the terms of the preferred stock it will receive in the merger are substantially the same as the preferred stock it currently holds. As described in the Registration Statement, the terms of the Series B Preferred Stock of Nara that will be issued to the U.S. Treasury in the merger are the same as those of the Center preferred stock for which it will be exchanged.

Mayer Brown LLP

Christian Windsor

July 15, 2011

Information About Nara and Center, page 9

10.	Revise this section to clarify that you had net income in the first quarter of 2011 largely due to a substantial reduction in your loan loss provisions, including a negative charge off in your largest segment.

Response:

The Registration Statement has been revised as requested. See page 10.

Nara’s Reasons for the Merger…, page 37

11.	Revise this section to provide additional detail regarding the synergies, as discussed in your response to prior comment 20.

Response:

The Registration Statement has been revised to provide additional detail with respect to the estimated $11 million of annual cost savings phased in over the two year period following the consummation of the merger, including approximately $6.4 million of estimated cost savings from reductions in the number of employees and amount of leased premises, sales or other dispositions of furniture and equipment and the integration of Nara’s and Center’s information systems. See page 40.

Exhibit 8.1

12.	Counsel states that “ha(s) relied upon certain statements, representations,…including factual statement and representations.” It is inappropriate for counsel to rely upon legal conclusions included in officers’ letters. Revise the third paragraph to clarify that counsel is only relying upon statements of fact or factual representations set forth in the officers letters. Make similar changes Exhibit 8.2.

Response:

The opinion has been revised to specify that counsel has relied solely on factual representations set forth in the representation letters delivered to such counsel by Nara and Center.

Exhibit 8.2

13.	Revise this opinion to identify the firm or counsel providing the opinion.

Response:

The opinion has been revised to specify that it is being delivered to Center by Morrison & Foerster LLP.

Mayer Brown LLP

Christian Windsor

July 15, 2011

Nara Bancorp, Inc.

Form 10-Q filed for the Quarter Ended March 31, 2011

Management’s Discussion and Analysis, page 40

14.	We note your response to prior comment 19, and your disclosure on pages 23 and 24 of your 10-Q for the Quarter Ended March 31, 2011. Revise your future filings to discuss, in detail, the changes made to your underwriting and loan review policies and management’s expectations as to the impact of these changes to your origination volume, credit performance and loan quality going forward.

Response:

Future filings will include discussion, in detail, of the changes made to Nara’s underwriting and loan review policies and management’s expectations as to the impact of these changes to Nara’s origination volume, credit performance and loan quality going forward.

Notes to Consolidated Financial Statements

Note 10. Business Segments

15.	We note the reduction in the allowance for loan losses during the quarter ended March 31, 2011 within the Banking Operations segment. In order for us to fully understand how changes in asset quality were considered and reflected in the various components of your allowance for loan losses account, please provide the following:

•	activity within the allowance for loan losses for each quarter of fiscal 2010 as well as the first quarter of 2011;

•	a breakdown of impaired loans by loan type for each of the last five quarters;

•	a breakdown of nonperforming loans by loan type for each of the last five quarters;

•	the breakdown of special mention, substandard and doubtful loans by loan type for each of the last five quarters;

•	an aging of loans by loan type for each of the last five quarters; and

•	the amount of troubled debt restructurings by loan type for each of the last five quarters.

Mayer Brown LLP

Christian Windsor

July 15, 2011

Response:

See the following Exhibits attached hereto for additional information relating to Nara’s allowance for loan losses:

•	Exhibit A: activity within the allowance for loan losses for each quarter of 2010 as well as the first quarter of 2011;

•	Exhibit B: a breakdown of impaired loans by loan type for each of the five quarters ended March 31, 2011;

•	Exhibit C: a breakdown of nonperforming loans by loan type for each of the five quarters ended March 31, 2011;

•	Exhibit D: the breakdown of special mention, substandard and doubtful loans by loan type for each of the five quarters ended March 31, 2011;

•	Exhibit E: an aging of loans by loan type for each of the five quarters ended March 31, 2011; and

•	Exhibit F: the amount of troubled debt restructurings by loan type for each of the five quarters ended March 31, 2011.

Center Financial Corporation

Form 10-Q Filed for the Quarter Ended March 31, 2011

Management’s Discussion and Analysis, page 34

16.	We note your response to prior comment 19, and your disclosure on page 50 of your 10-Q for the Quarter Ended March 31, 2011. Revise your future filings to discuss, in detail, the changes made to your underwriting and loan review policies and management’s expectations as to the impact of these changes to your origination volume, credit performance and loan quality going forward.

Response:

Future filings will include discussion, in detail, of any changes made to Center Bank’s underwriting and loan review policies and management’s expectations as to the impact of these changes on loan origination volume, credit performance and loan quality going forward.

Mayer Brown LLP

Christian Windsor

July 15, 2011

Notes to Interim Consolidate Financial Statements

Note 8. Covered Assets and FDIC Loss Share Receivable, page 17

17.	We note the non-interest income recorded during the March 31, 2011 which was due to the accretion of the FDIC receivable. Tell us how you considered the activity reflected in the rollforward relating to the changes in the accretable difference and the decrease in the nonaccretable difference as noted on page 19, in determining the amount of non-interest income/expense to recognize.

Response:

The activity during the first quarter of 2011 in the “FDIC Loss Share Receivable” account consisted only of cash receipts from the FDIC and the accretion of the difference between the undiscounted expected cash flows and the carrying amount of the receivable, calculated on a level yield basis. This calculated accretion amount is the amount that is shown in non-interest income for the quarter. There was no change in the projected amount of loss recoveries from the FDIC during the quarter. Had there been a change in the level of expected loss recoveries, there would have been a related change in the nonaccretable difference for the covered loans. Because there was no change in the loss projection, there was no impact on the FDIC Loss Share Receivable related to any change in the accretable difference or nonaccretable difference for the covered loans.

18.	Please provide us with and revise future filings to include a roll-forward of the nonaccretable difference for the purchased credit impaired loans for the periods presented.

Response:

The entire change in the amount of the nonaccretable difference related to the covered loans during the first quarter of 2011 was due to the reduction of covered loans outstanding caused by foreclosure and charge-off activity:

Nonaccretable Difference
December 31, 2010	$36,107
Charge-off/Foreclosure Activity	4,491
March 31, 2011	$31,616

Had there been a change in the projected loss content for the covered loan portfolio, the nonaccretable difference balance would have been reduced for both the anticipated loss of principal and any contractual interest obligations through maturity for those loans, and a disclosure would be made of the related addition to the loan loss reserve.

Mayer Brown LLP

Christian Windsor

July 15, 2011

If Amendment No. 2 is satisfactorily responsive to the Staff’s comments, Nara and Center currently plan to distribute the proxy statement/prospectus to their respective stockholders as soon as practical. We will contact the Staff in the next few days to discuss anticipated timing of further review and arrangements for requesting effectiveness of the Registration Statement. Nara and Center intend to file final executed versions of Exhibits 8.1 and 8.2 immediately prior to the declaration by the Staff that the Registration Statement has become effective.

Please direct any questions or comments regarding the foregoing to the undersigned at (213) 229-9597. Thank you in advance for your assistance in this matter.

Very truly yours,

/s/ James R. Walther

James R. Walther Mayer Brown LLP

Enclosures

cc:	David Lyon, Securities and Exchange Commission

John Nolan, Securities and Exchange Commission

Marc Thomas, Securities and Exchange Commission

Alvin D. Kang, Nara Bancorp, Inc.

Juliet Stone, Nara Bancorp, Inc.

Lisa K. Pai, Center Financial Corporation

Hillel T. Cohn, Morrison & Foerster LLP

EXHIBIT A

Activity in the allowance for loan losses for the banking operations operating segment is as follows for the three months ended March 31, 2011 and the year ended December 31, 2010:

(in thousands)	Three Months ended March 31, 2011	Year ended December 31, 2010
Balance, beginning of period	$44,054	$38,286
Provision for loan losses	(207)	55,912
Loans charged off	(2,908)	(52,314)
Recoveries of charge-offs	636	2,170

Balance, end of period	$41,575	$44,054

The activity in the allowance for loan losses by class of loans for the banking operations operating segment for the three months ended March 31, 2011, December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010 is as follows:

	Three Months Ended March 31, 2011
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$14	$23,044	$3,377	$17,220	$399	$44,054
Provision for loan losses	—	1,758	949	(2,757)	(157)	(207)
Loans charged off	—	(1,344)	—	(1,449)	(115)	(2,908)
Recoveries of charge-offs	—	52	—	409	175	636

Balance, end of period	$14	$23,511	$4,326	$13,423	$302	$41,575

	Three Months Ended December 31, 2010
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$13	$26,784	$3,200	$17,376	$484	$47,857
Provision for loan losses	—	256	178	1,881	25	2,339
Loans charged off	—	(4,365)	—	(2,303)	(233)	(6,901)
Recoveries of charge-offs	—	370	—	266	124	759

Balance, end of period	$14	$23,044	$3,377	$17,220	$399	$44,054

	Three Months Ended September 30, 2010
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$16	$27,412	$3,122	$17,248	$841	$48,639
Provision for loan losses	(3)	4,784	77	3,248	(331)	7,776
Loans charged off	—	(5,412)	—	(3,331)	(41)	(8,784)
Recoveries of charge-offs	—	—	—	211	15	226

Balance, end of period	$13	$26,784	$3,200	$17,376	$484	$47,857

	Three Months Ended June 30, 2010
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$23	$32,152	$882	$13,105	$580	$46,743
Provision for loan losses	(7)	13,118	2,240	10,130	473	25,955
Loans charged off	—	(17,908)	—	(6,963)	(244)	(25,116)
Recoveries of charge-offs	—	49	—	975	33	1,057

Balance, end of period	$16	$27,412	$3,122	$17,248	$841	$48,639

	Three Months Ended March 31, 2010
(in thousands)	Real estate - Residential	Real estate - Commercial	Real estate - Construction	Commercial Business	Consumer and other	Total
Balance, beginning of period	$43	$27,303	$990	$9,561	$389	$38,286
Provision for loan losses	3	9,330	740	9,515	255	19,842
Loans charged off	(23)	(4,480)	(848)	(6,073)	(89)	(11,513)
Recoveries of charge-offs	—	—	—	102	26	128

Balance, end of period	$23	$32,152	$882	$13,105	$580	$46,743

EXHIBIT B

The quarter-end impaired loans for the banking operations operating segment are set forth in the following tables by class of loans.

	As of March 31, 2011		As of December 31, 2010		As of September 30, 2010		As of June 30, 2010		As of March 31, 2010
	Unpaid Principal Balance	Related Allowance	Unpaid Principal Balance	Related Allowance	Unpaid Principal Balance	Related Allowance	Unpaid Principal Balance	Related Allowance	Unpaid Principal Balance	Related Allowance
					(In Thousands)
With Related Allowance:
Real Estate - Residential	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Real Estate - Commercial
Retail	1,789	731	6,317	1,254	6,336	762	3,727	755	8,987	1,997
Hotel & Motel	—	—	2,463	180	7,071	1,443	9,531	1,552	12,837	2,241
Gas Station & Car Wash	—	—	—	—	4,196	484	509	247	8,544	1,620
Mixed Use	2,568	54	308	53	308	70	2,517	719	3,077	856
Industrial & Warehouse	—	—	2,978	1,020	—	—	—	—	—	—
Other	1,708	169	2,447	358	10,077	2,766	843	88	7,758	699
Real Estate - Construction	6,605	2,192	5,789	1,686	5,300	1,746	4,791	1,810	4,254	594
Commercial Business	15,834	4,348	21,645	10,080	22,677	8,794	19,993	7,934	23,420	8,718
Consumer and Other	—	—	—	—	—	—	—	—	444	395

	$28,504	$7,494	$41,947	$14,630	$55,965	$16,066	$41,912	$13,104	$69,320	$17,120

With No Related Allowance
Real Estate - Residential	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Real Estate - Commercial
Retail	5,698	—	8,071	—	8,486	—	5,888	—	11,594	—
Hotel & Motel	3,722	—	3,730	—	7,147	—		—	1,738	—
Gas Station & Car Wash	3,488	—	4,569	—	4,812	—	8,285	—	4,674	—
Mixed Use	3,063	—	3,660	—	4,462	—	2,996	—	7,365	—
Industrial & Warehouse	2,246	—	—	—	2,998	—	1,443	—	2,247	—
Other	10,680	—	16,436	—	4,704	—	8,844	—	6,487	—
Real Estate - Construction	1,710	—	1,852	—	—	—	749	—	—	—
Commercial Business	2,511	—	2,822	—	3,150	—	4,625	—	385	—
Consumer and Other	170	—	88	—		—	—	—	—	—

	$33,288	$—	$41,228	$—	$35,759	$—	$32,831	$—	$34,491	$—

Total	$61,792	$7,494	$83,175	$14,630	$91,724	$16,066	$74,742	$13,104	$103,811	$17,120

EXHIBIT C

The following table provides nonaccrual loans and loans past due over 90 days still on accrual by class of loans for the banking operations operating segment for each quarter-end:

	As of March 31, 2011			As of December 31, 2010			As of September 30, 2010			As of June 30, 2010			As of March 31, 2010
	Non-accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*	Non-accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*	Non-accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*	Non-accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*	Non-accrual Loans*	Loans past due 90 days or more, still accruing*	Total Nonperforming loans*
(In Thousands)
Real Estate Loans:
Residential	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Commercial
Retail	2,683	—	2,683	371	—	371	722	—	722	577	—	577	8,393	—	8,393
Hotel & Motel	—	—	—	—	—	—	—	—	—	919	—	919	1,738	—	1,738
Gas Station & Car Wash	—	—	—	1,060	—	1,060	5,481	—	5,481	6,038	1,845	7,883	7,958	—	7,958
Mixed Use	4,678	—	4,678	3,968	—	3,968	4,770	—	4,770	4,872	—	4,872	6,108	—	6,108
Industrial & Warehouse	2,246	—	2,246	2,978	—	2,978	2,998	—	2,998	1,443	—	1,443	2,247	—	2,247
Other	3,008	—	3,008	3,490	—	3,490	2,295	—	2,295	5,734	—	5,734	10,823	—	10,823
Construction	6,605	—	6,605	5,931	—	5,931	5,300	—	5,300	4,791	—	4,791	—	—	—
Commercial Business	7,243	—	7,243	7,988	—	7,988	8,797	—	8,797	8,415	—	8,415	7,870	206	8,076
Consumer and Other	400	—	400	448	—	448	688	—	688	534	—	534	279	251	531

	$26,863	$—	$26,863	$26,235	$—	$26,235	$31,051	$—	$31,051	$33,324	$1,845	$35,169	$45,417	$457	$45,875

EXHIBIT D

As of each quarter-end, the risk category of loans by class of loans for the banking operations operating segment is as follows:

	As of March 31, 2011
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$43	$—	$43
Real estate - Commercial
Retail	4,279	17,501	—	21,780
Hotel & Motel	2,477	5,551	—	8,028
Gas Station & Car Wash	2,038	3,488	—	5,527
Mixed Use	362	5,960	—	6,322
Industrial & Warehouse	—	2,669	—	2,669
Other	1,425	16,145	—	17,570
Real estate - Construction	—	8,315	—	8,315
Commercial business	1,634	27,690	57	29,382
Consumer and other	—	880	—	880

Total Watch List Loans	$12,215	$88,243	$57	$100,515

	As of December 31, 2010
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$46	$—	$46
Real estate - Commercial
Retail	521	15,616	—	16,138
Hotel & Motel	2,489	5,572	—	8,061
Gas Station & Car Wash	6,652	4,569	—	11,221
Mixed Use	364	4,938	—	5,303
Industrial & Warehouse	—	3,406	—	3,406
Other	1,864	18,992	—	20,857
Real estate - Construction	—	7,641	—	7,641
Commercial business	1,221	27,718	139	29,078
Consumer and other	480	448	—	928

Total Watch List Loans	$13,592	$88,947	$139	$102,678

	As of September 30, 2010
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$47	$—	$47
Real estate - Commercial
Retail	750	15,083	—	15,833
Hotel & Motel	1,007	13,596	—	14,604
Gas Station & Car Wash	4,625	9,008	—	13,633
Mixed Use	366	5,799	—	6,165
Industrial & Warehouse	—	2,998	—	2,998
Other	1,868	16,571	—	18,439
Real estate - Construction	1,710	5,300	—	7,010
Commercial business	2,223	28,074	405	30,702
Consumer and other	480	688	—	1,168

Total Watch List Loans	$13,029	$97,163	$405	$110,598

	As of June 30, 2010
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$51	$—	$51
Real estate - Commercial
Retail	3,339	14,357	—	17,697
Hotel & Motel	6,655	11,460	—	18,115
Gas Station & Car Wash	—	13,285	—	13,285
Mixed Use	5,818	7,102	—	12,920
Industrial & Warehouse	—	1,443	—	1,443
Other	8,938	11,384	—	20,322
Real estate - Construction	1,710	5,540	—	7,250
Commercial business	7,223	28,339	630	36,193
Consumer and other	1,146	534	—	1,679

Total Watch List Loans	$34,830	$93,495	$630	$128,955

	As of March 31, 2010
	Special Mention	Substandard	Doubtful	Total
	(in Thousands)
Real estate - Residential	$—	$—	$—	$—
Real estate - Commercial
Retail	5,328	28,942	—	34,271
Hotel & Motel	9,709	15,149	—	24,858
Gas Station & Car Wash	—	13,728	—	13,728
Mixed Use	—	12,090	—	12,090
Industrial & Warehouse	—	2,247	—	2,247
Other	6,922	16,305	—	23,228
Real estate - Construction	6,944	5,003	—	11,947
Commercial business	6,063	28,440	1,129	35,633
Consumer and other	676	531	—	1,206

Total Watch List Loans	$35,642	$122,436	$1,129	$159,208

EXHIBIT E

The following table presents the aging of past due loans at each quarter-end by class of loans for the banking operations operating segment:

	As of March 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$—	$—	$—	$—
Real estate - Commercial
Retail	1,275	2,485	—	3,760
Hotel & Motel	—	—	—	—
Gas Station & Car Wash	1,162	—	—	1,162
Mixed Use	808	—	—	808
Industrial & Warehouse	—	—	—	—
Other	80	—	—	80
Real estate - Construction	—	—	—	—
Commercial business	550	—	—	550
Consumer and other	16	5	—	21

	$3,890	$2,490	$—	$6,381

	As of December 31, 2010
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$46	$—	$—	$46
Real estate - Commercial
Retail	261	—	—	261
Hotel & Motel	—	—	—	—
Gas Station & Car Wash	—	—	—	—
Mixed Use	363	—	—	363
Industrial & Warehouse	—	—	—	—
Other	—	—	—	—
Real estate - Construction	—	—	—	—
Commercial business	234	509	—	744
Consumer and other	41	2	—	44

	$946	$512	$—	$1,457

	As of September 30, 2010
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$—	$—	$—	$—
Real estate - Commercial
Retail	261	—	—	261
Hotel & Motel	—	—	—	—
Gas Station & Car Wash	—	—	—	—
Mixed Use	—	—	—	—
Industrial & Warehouse	—	—	—	—
Other	—	—	—	—
Real estate - Construction	—	—	—	—
Commercial business	598	273	—	871
Consumer and other	26	15	—	40

	$885	$288	$—	$1,173

	As of June 30, 2010
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$51	$—	$—	$51
Real estate - Commercial
Retail	—	—	—	—
Hotel & Motel	—	—	—	—
Gas Station & Car Wash	—	—	1,845	1,845
Mixed Use	641	—	—	641
Industrial & Warehouse	—	—	—	—
Other	1,419	—	—	1,419
Real estate - Construction	749	—	—	749
Commercial business	1,513	86	—	1,599
Consumer and other	69	36	—	105

	$4,442	$121	$1,845	$6,408

	As of March 31, 2010
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due
	(In Thousands)
Real estate - Residential	$53	$—	$—	$53
Real estate - Commercial
Retail	—	—	—	—
Hotel & Motel	—	223	—	223
Gas Station & Car Wash	1,845	—	—	1,845
Mixed Use	—	335	—	335
Industrial & Warehouse	553	—	—	553
Other	213	—	—	213
Real estate - Construction	—	—	—	—
Commercial business	1,257	1,214	206	2,677
Consumer and other	92	216	251	560

	$4,013	$1,988	$457	$6,459

EXHIBIT F

A summary of TDR on accrual by type of concession at each quarter-end for the banking operations operating segment is presented below:

	As of March 31, 2011
(In Thousands)	Real estate - Commercial	Commercial Business	Total
Payment concession	$953	$656	$1,609
Maturity / Amortization concession	780	4,902	5,682
Rate concession	5,549	712	6,260

	$7,282	$6,269	$13,551

	As of December 31, 2010
(In Thousands)	Real estate - Commercial	Commercial Business	Total
Payment concession	$—	$6,794	$6,794
Maturity / Amortization concession	4,968	7,107	12,075
Rate concession	12,250	1,022	13,271

	$17,218	$14,923	$32,141

	As of September 30, 2010
(In Thousands)	Real estate - Commercial	Commercial Business	Total
Payment concession	$—	$7,538	$7,538
Maturity / Amortization concession	11,843	8,735	20,578
Rate concession	8,560	1,034	9,595

	$20,403	$17,307	$37,710

	As of June 30, 2010
(In Thousands)	Real estate - Commercial	Commercial Business	Total
Payment concession	$—	$6,394	$6,394
Maturity / Amortization concession	7,699	7,510	15,209
Rate concession	7,631	1,632	9,263

	$15,330	$15,535	$30,866

	As of March 31, 2010
(In Thousands)	Real estate - Commercial	Commercial Business	Total
Payment concession	$—	$6,953	$6,953
Maturity / Amortization concession	14,282	6,970	21,252
Rate concession	16,247	1,071	17,318

	$30,529	$14,994	$45,523